                                                      Filed by AirGate PCS, Inc.
                                       Pursuant to Rule 425 under the Securities
                                              Act of 1933, as amended and deemed
                                             Filed pursuant to Rule 14a-12(b) of
                                                      the Securities Act of 1934
                                                     Subject Company: iPCS, Inc.
                                        Commission File No. 333-47682; 333-47688


[AirGate PCS LOGO]

                          Presentation Regarding the
                                Acquisition of

                                  [iPCS Logo]


================================================================================

[Sprint LOGO]                                                  [Sprint PCS LOGO]

[AirGate PCS LOGO]

                            Safe Harbor Provisions

Certain statements contained in this presentation, such as statements concerning AirGate PCS', iPCS' or the combined company's anticipated performance, plans for growth and anticipated financial results and other factors that could affect future operations or performance and other non-historical facts, are forward looking statements made pursuant to the "safe-harbor" provisions of the Private Securities Litigation Reform Act of 1995. Since these forward looking statements are based on factors that involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward looking statements. Such factors include: the ability to successfully integrate the two businesses, the competitiveness and financial impact of Sprint PCS pricing plans, products and services; the ability of Sprint PCS to provide back office, customer care and other services; consumer purchasing patterns; potential fluctuations in quarterly results; an adequate supply of subscriber equipment; risks related to our ability to compete with larger, more established businesses; rapid technological and market change; risks related to future growth and expansion; the ability to successfully complete the build-out of the iPCS network, the potential need for additional capital, anticipated future losses; the significant level of indebtedness of the combined companies and volatility of AirGate PCS's stock price. For a detailed discussion of these and other cautionary statements and factors that could cause actual results to differ from those contained in this presentation, please refer to AirGate PCS's and iPCS' filings with the Securities and Exchange Commission ("SEC"), especially in the "investment considerations" section of AirGate PCS's Form 10-K for the fiscal year ended September 30, 2000, AirGate PCS's Form 10-Q for the fiscal quarter ended June 30, 2001, iPCS' Form 10-K for the fiscal year ended December 31, 2000, iPCS' Form 10-Q for the fiscal quarter ended June 30, 2001, and in subsequent filings with the SEC. In addition, EBITDA is a financial measure used in the financial community. It is not, however, a measure of financial performance under generally accepted accounting principles in the United States. Neither company will undertake to update or revise any forward-looking statement contained herein.

On January 8, 2001, the SEC declared effective iPCS' registration statement relating to the resale of up to 300,000 warrants to purchase shares of its common stock and the offer and sale of 2,929,699 shares of its common stock. iPCS has filed a registration statement with the SEC for an initial public offering of 8,333,333 shares of its common stock. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state. Offers to sell these securities will be made only by means of a prospectus.

================================================================================

                                       2
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

[AirGate PCS LOGO]

                             Transaction Rationale

 .  Creates premier Sprint PCS affiliate

 .  Fully funded with a significant cash cushion

 .  EBITDA break-even calendar Q3 2002

 .  Importance to Sprint PCS

 .  iPCS markets have attractive characteristics

 .  Strong operating performance to date

 .  Proactive management of shareholder liquidity

================================================================================

                                       3
[Sprint LOGO]                                                  [Sprint PCS LOGO]

[AirGate PCS Logo]

                              Transaction Summary

Transaction Value                $900 million enterprise value
                                 (based on PCSA close on 8/28/01)

Consideration                    12.4 million common shares
                                 1.1 million shares reserved for options and warrants
                                 $97 million assumed net debt(1)

POPs Added                       7.4 million

Governance
  CEO                            Thomas M. Dougherty
  Board Seats                    iPCS will designate 3 Board seats (out of 9)

Structure                        Wholly-owned unrestricted subsidiary

Expected Closing                 End of February 2002

(1) Includes anticipated cash proceeds from the exercise of options and warrants.

================================================================================

                                       4
[Sprint LOGO]                                                  [Sprint PCS LOGO]

[AIRGATE LOGO]

                               AirGate with iPCS

             Airgate PCS, Inc.                       Current PCSA Stock
             (Public Company)                      $300M Sr Disc Notes
             (Operating Company)                 $153.5M Sr Credit Facility
                                                         (Lehman)


                                                Unrestricted Subsidiary

 AGW Leasing, Inc.   AirGate Network Services       iPCS, Inc.         $300M
(Equipment Company)        LLC (Softco)         (Holding Company)      Sr Disc Notes
                                                         100%

                                               iPCS Wireless, Inc.     $140M
                                               (Operating Company)     Sr Credit Facility

                                                         100%

                                               iPCS Equipment, Inc.
                                               (Equipment Company)


Current Indenture                              Current Indenture
(Existing Operations)                          (Existing Operations)

[SPRINT LOGO]                                                [SPRINT PCS LOGO]

[AirGate PCS LOGO]

                                   Valuation

 . Acquisition implies a 20% discount to AirGate's enterprise value / total POP

(in millions, except per POP)                  AirGate           iPCS
-------------------------------------------------------------------------------
Total POPs                                          7.1             7.4
Fully Diluted Shares Outstanding                   14.9            13.5
Equity Value                                   $  887            $803
Enterprise Value                               $1,076            $900
Enterprise Value / Total POP                   $  151/1/         $121/1/



/1/ Based on PCSA closing price of $59.47 on August 28, 2001
===============================================================================

                                       6

[Sprint LOGO]                                                  [Sprint PCS LOGO]

[AIRGATE LOGO]


Overview of AirGate

  [Map of AirGate PCS and Sprint PCS markets in Tennessee, North Carolina, South Carolina and Georgia]


 .  6th largest Sprint PCS affiliate
       -- 7.1 million total POPs
       -- 6.2 million planned covered POPs
       -- over 179,000 subscribers (6/30/01)

 .  Contiguous to Sprint PCS major
   Southeastern Markets
       -- Atlanta
       -- Charlotte

 .  Sprint Local Exchange carrier presence in 30% of territory

 .  Attractive demographics
       -- High POP density
       -- Tourist destinations


[sprint LOGO]
                                                               [Sprint PCS LOGO]

[AIRGATE PCS LOGO]

Strong Operational Performance

Network Coverage

Cell Sites On Air

9/30/99                                        0
3/31/00                                      190
9/30/00                                      567
3/31/00                                      633
9/30/01                        690-720 (Forecast)


3Q FY 2001 Distribution

Sprint                                        20%
B2B                                           13%
Third Party Retailers                         28%
Company Stores                                38%


Productivity 3Q FY 2001

Net Adds/1000,000 Pops/week

AirGate                                       39
Triton                                        34
Sprint PCS                                    32
Alamosa                                       27
iPCS                                          25
US Unwired                                    22
Ubiquitel                                     20
Telecorp                                      15


Costs Under Control

3Q FY 2001 CPGA

iPCS                                        $320
US Unwired                                  $340
Sprint PCS                                  $340
Alamosa                                     $361
AirGate                                     $377
Triton                                      $437
Telecorp                                    $491

[Sprint LOGO]                                                  [Sprint PCS LOGO]

[AIRGATE LOGO]


                            No Deposit ASL Controls

 .  Reduced acquisition costs
     -Limited handset choice
     -Collect activation and initiation fees
     -Extend commissions chargeback period
 .  Minimum $49.99 rate plan
 .  Do not offer in B2B channel
 .  Customer additions exclude fraudulent subscribers

                                       9
[Sprint LOGO]                                                  [Sprint PCS LOGO]

[AIRGATE LOGO]

And Financial Performance is Exceeding Expectations

                       12/31/00   3/31/01    6/30/01
                       --------  --------   --------
Net new subscribers       46.7       40.1       35.9
(000)
ARPU                    $   54   $     58   $     59
($)
Net roaming margin      $  3.8   $    3.5   $    6.1
($millions)
EBITDA/1/               $(20.4)  $  (13.6)  $   (8.3)
($millions)
CapEx                   $ 10.6   $   12.1   $   17.9
($millions)

/1/ Excluding non-cash stock option compensation expenses

================================================================================

                                       10
[Sprint LOGO]                                                  [Sprint PCS LOGO]

[AirGate PCS LOGO]

Overview of iPCS

[Map of various counties in Wisconsin, Michigan, Indiana, Missouri, Illinois, Iowa and Nebraska]

 . 5th largest Sprint PCS affiliate
  - 7.4 million total POPs
  - 5.9 million planned covered POPs
  - over 107,000 subscribers (6/30/01)
 . Contiguous to Sprint PCS major
  Midwestern markets
  - Chicago
  - Detroit
  - Des Moines
  - Indianapolis
  - St. Louis
 . 30 MHz of spectrum in most markets
 . Less competitive markets
 . Attractive demographics
  - high POP density
  - major corporate headquarters

===============================================================================

                                      11
[Sprint LOGO]                                                  [Sprint PCS LOGO]

[AirGate PCS LOGO]

                          Key Market Demographics/1/

                           Total       POP     Median HH    Traffic    Coverage
Markets                    POPs      Density    Income      Density   Percentage
--------------------------------------------------------------------------------
Grand Rapids             1,060,600     209      $31,711      30,722      90%
Saginaw - Bay City         634,100      89       27,554      20,719      73%
Peoria                     464,600      95       33,611      16,981      81%
Davenport - Moline         430,500     138       34,948      16,340      94%
Springfield                267,200     103       34,673      21,385      89%
Cedar Rapids               285,700      75       34,256      23,707      78%
Bloomington                234,100      71       40,438      16,843      91%
Champaign - Urbana         221,100      94       36,102      17,058      92%
Decatur - Effingham        247,600      60       32,110      13,835      79%
Traverse City              241,000      53       28,422           0      74%
--------------------------------------------------------------------------------
Average - Top 10 Markets   408,650     121      $32,562      20,622      85%
--------------------------------------------------------------------------------

================================================================================
(1) Data per Paul Kagan's 2001 Wireless Telecom Atlas & Databook. Averages are POP-weighted averages.

                                      12
[Sprint LOGO]                                                  [Sprint PCS LOGO]

[AirGate PCS Logo]

                          iPCS Spectrum Distribution

-  Average of 25 MHz spectrum across territory


MHz                     No. of Mkts      Total POPs     % of Total
-------------------------------------------------------------------
10 MHz                            8       1,641,200            22%
20 MHz                            3         398,600             8%
30 MHz                           26       5,405,900            70%
-------------------------------------------------------------------
Total                            37       7,445,700           100%
-------------------------------------------------------------------


                                       13
[Sprint LOGO]                                                  [Sprint PCS LOGO]

[Logo of AirGate PCS]

                                  Competition

 . iPCS' markets have on average between 3 and 4 competitors

                                            Operational in iPCS' Markets
                                ------------------------------------------------------
                                # of iPCS'  % of iPCS'     # of iPCS'      % of iPCS'
                                 Markets      Markets     Covered POPs    Covered POPs
Carrier                          (of 37)      (of 37)    (of 5,908,452)  (of 5,908,452)  Service
-----------------------------------------------------------------------------------------------
Verizon Wireless                      23       62.2%         4,669,129       79.0%       Cellular
Nextel                                16       43.2%         4,232,110       71.6%       ESMR
VoiceStream                           10       27.0%         2,832,051       47.9%       PCS
USCellular                            11       29.7%         1,876,024       31.8%       Cellular
CenturyTel                             5       13.5%         1,866,798       31.6%       Cellular
Cingular Wireless                     16       43.2%         1,839,045       31.1%       Cellular
Iowa Wireless                          7       18.9%         1,282,430       21.7%       PCS
AT&T Wireless/ TeleCorp PCS            5       13.5%         1,003,150       17.0%       PCS
PrimeCo                                5       13.5%           965,253       16.3%       PCS
America Wireless                       4       10.8%           849,168       14.4%       PCS
-----------------------------------------------------------------------------------------------

===============================================================================================

                                       14
[Sprint LOGO]                                                  [Sprint PCS LOGO]

[AirGate PCS LOGO]

                         AirGate Pro Forma Footprint

[Map of AirGate's and iPCS' combined markets]

===============================================================================

                                      15
[Sprint LOGO]                                                  [Sprint PCS LOGO]

[AirGate PCS logo]

                              Pro Forma Ownership

iPCS Ownership

                                                   AirGate Shares                   % Ownership
Blackstone Group                                        4,169,250                         14.6%
Geneseo Communications, Inc.                            2,465,168                          8.6%
Cambridge Telecom, Inc.                                 2,113,002                          7.4%
TCW                                                     1,042,313                          3.7%
Cass Communications                                       704,334                          2.5%
Technology Group, LLC                                     704,334                          2.5%
Montrose Mutual PCS, Inc.                                 704,334                          2.5%
Gridley Enterprises                                       352,167                          1.2%
Timothy M. Yager                                          107,259                          0.4%
                                         -------------------------------------------------------------
                                                       12,362,161                         43.4%
iPCS Option/Warrant Holders
Employee Option Holders                                   478,928                          1.7%
High Yield Warrant Holders                                475,334                          1.7%
Sprint Warrants                                           183,577                          0.6%
                                        -------------------------------------------------------------
                                                        1,137,839                          4.0%
Total Fully Diluted Shares                             13,500,000

Pro Forma Fully Diluted Combined Company Ownership                                        47.4%

*Implied exchange ratio 0.1594 shares of AirGate for every share of iPCS

                                      16
[Sprint LOGO]                                                  [Sprint PCS LOGO]

[AirGate PCS LOGO]

                             Pro Forma Statistics

(data in millions, except subscribers)                    AirGate         iPCS           Combined
---------------------------------------------------------------------------------------------------
Market Information(1):
     Licensed POPs (mm)                                       7.1            7.4            14.5
     Planned Covered POPs (mm)                                6.1            5.9            12.0
     Subscribers                                          179,403        107,412         286,815

2nd Calendar Quarter Financial Information (Ended June 30, 2001):
     Total Revenue                                          $47.6          $25.6           $73.2
     EBITDA (before non-cash comp)                           (8.3)          (7.7)          (16.0)
     EBITDA (pre-marketing and selling)                      10.4            2.2            12.6
     Fully Diluted Shares Outstanding                        14.9           13.5            28.4

(1)  As of June 30, 2001.

================================================================================

                                      17
[Sprint LOGO]                                                  [Sprint PCS LOGO]

[AirGate PCS]

                                    Summary

 . Acquisition at a discount

 . iPCS build out substantially complete at the end of calendar 2001

 . Excellent demographics and growth

 . Spectrum

 . Pro forma company is fully funded

 . EBITDA breakeven delayed by just one quarter

================================================================================

[sprint LOGO]                                                  [Sprint PCS LOGO]

[AirGate PCS LOGO]

Additional Information

In connection with the proposed merger, AirGate PCS, Inc. will file a proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus will be filed with the SEC by AirGate PCS, Inc. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents containing information about AirGate PCS, Inc. and iPCS, Inc., without charge, at the SEC's web site at www.sec.gov. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to: Investor Relations, AirGate PCS, Inc., 233 Peachtree St. NE, Harris Tower Suite 1700, Atlanta, Georgia 30303,Phone: 404 525-7272, Fax: 404 525-7922.

In addition, the identity of the persons who, under SEC rules, may be considered "participants in the solicitation" of AirGate PCS shareholders in connection with the proposed transaction, and any description of their direct or indirect interests, by security holdings or otherwise, is available in an SEC filing under Schedule 14A made by AirGate PCS on December 20, 2000.

This communication is not an offer to purchase shares of iPCS, Inc., nor is it an offer to sell shares of AirGate PCS, Inc. common stock which may be issued in any proposed merger with iPCS, Inc. Any issuance of AirGate PCS, Inc. common stock in any proposed merger with iPCS, Inc. would have to be registered under the Securities Act of 1933, as amended and such AirGate, PCS, Inc. common stock would be offered only by means of a prospectus complying with the Act.

===============================================================================

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[Sprint LOGO]                                                 [Sprint PCS LOGO]